UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NORPAC TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 000-27147

NEVADA	95-4705831
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

5047 Robert J. Mathews Parkway, Suite 400 El Dorado Hills, California 95762
(Address of principal executive offices)

(916) 941-1403
(Registrant's telephone number, including area code)

NORPAC TECHNOLOGIES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF NORPAC TECHNOLOGIES, INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of Norpac Technologies, Inc. (“Norpac” or the “Company”) as of August 1, 2008 with respect to a change of the majority of directors of the Company in connection with a change of control of the Company.

On July 24, 2008 (the “Transaction Closing Date”), the Company completed a share exchange under a Share Exchange Agreement dated January 3, 2008, as amended May 20, 2008 (the “Share Exchange Agreement”), among the Company, CelLynx, Inc., a California corporation (“CelLynx”) and the shareholders of CelLynx (collectively the “CelLynx Shareholders”).  Under the terms of the Share Exchange Agreement, the Company acquired 100% of all of CelLynx’s shares, in consideration for which the Company issued an aggregate of 32,454,922 shares of its Common Stock and 45,516,034 shares of its Series A Convertible Preferred Stock to the CelLynx Shareholders (the “Share Exchange”).

The completion of the Share Exchange resulted in a change of control.  Under the terms of the Share Exchange Agreement, the number of directors of the Company increased to two and Daniel R. Ash was appointed a Director of the Company, John P. Thornton resigned in his officer capacities as the Company’s President, Secretary, Treasurer, Chief Financial Officer and Chief Executive Officer and the following persons were appointed as the officers of the Company:

Officer	Offices
Daniel R. Ash	President, Secretary, Chief Executive Officer
Tareq Risheq	Chief Strategy Officer
Kevin Pickard	Chief Financial Officer and Treasurer

In addition, John P. Thornton has agreed to resign from the Company’s Board of Directors and the following persons have agreed to be appointed as directors (the “Proposed Directors”) of the Corporation:

Name of Proposed Director:
- Robert J. Legendre
- Tareq Risheq
- Norman W. Collins, Sr.

Because the appointments of the Proposed Directors and the corresponding resignation of Mr. Thornton as a director will result in a change in the majority of the Company’s directors, they will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.           Voting Securities of the Company

As of August 1, 2008, there were 80,552,812 shares of the Company’s Common Stock issued and outstanding and 45,516,034 shares of its Series A Preferred Stock.  Each share of Common Stock and Series A Convertible Preferred Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.           Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of August 1, 2008 by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Common Stock(2)
John P. Thornton 12500 Brunswick Place Richmond, BC V7E 6J3	3,000,000	*
Daniel R. Ash 5047 Robert J Mathews Parkway, Suite 400 El Dorado Hills, California 95762	31,264,882	24.2%
Tareq A. Risheq 5047 Robert J Mathews Parkway, Suite 400 El Dorado Hills, California 95762	31,264,882	24.2%
Kevin Pickard 5047 Robert J Mathews Parkway, Suite 400 El Dorado Hills, California 95762	382,970	*
All Officers and Directors as a Group (4 persons)	65,912,734	50.0%(3)

* Less than 1*

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement.

(2)
Percentage based upon 126,068,846 issued and outstanding shares of the Company’s capital stock, which includes 80,552,812 shares of common stock and 45,516,034 shares of Series A Preferred Stock that will automatically convert into 45,516,034 shares of common stock upon the authorized common stock of the Company being increased to include not less than 150,000,000 shares of common stock.

(3)
Includes 35,536,936 shares of common stock issuable upon conversion of Series A Preferred Stock; 277,779 shares of common stock issuable upon exercise of certain options issued to Mr. Ash; 277,779 shares of common stock issuable upon exercise of certain options issued to Mr. Risheq; 2,641,651 shares of common stock issuable upon conversion of certain notes issued to Mr. Ash; and 2,641,651 shares of common stock issuable upon conversion of certain notes issued to Mr. Risheq.

3.           Changes in Control

The completion of the Share Exchange as described above resulted in a change of control.  Under the terms of the Share Exchange Agreement, the number of directors representing the Company’s Board was increased to two and Daniel R. Ash was appointed a Director of the Company, John P. Thornton resigned in his officer capacities as the Company’s President, Secretary, Treasurer, Chief Financial Officer and Chief Executive Officer and the following persons were appointed as the officers of the Company:

Officer	Offices
Daniel R. Ash	President, Secretary, Chief Executive Officer
Tareq Risheq	Chief Strategy Officer
Kevin Pickard	Chief Financial Officer and Treasurer

John P. Thornton has agreed to resign from the Company’s Board of Directors and the following persons have agreed to be appointed as directors (the “Proposed Directors”) of the Corporation:

Name of Proposed Director:
- Robert J. Legendre
- Tareq Risheq
- Norman W. Collins, Sr.

Because the appointments of the Proposed Directors and the corresponding resignation of Mr. Thornton as a director will result in a change in the majority of the Company’s directors, they will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Positions
John P. Thornton	75	Director
Daniel R. Ash	47	President, Secretary, Chief Executive Officer Director
Tareq Risheq	43	Chief Strategy Officer Proposed Director
Kevin Pickard	44	Chief Financial Officer and Treasurer
Robert J. Legendre	51	Proposed Director
Norman W. Collins Sr.	69	Proposed Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

John P. Thornton. Effective April 18, 2006, John P. Thornton was appointed as a member of our board of directors.  From June 7, 2006 to July 24, 2008, Mr. Thornton was our Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer.  Mr. Thornton has been a self-employed businessman and consultant in the securities industry in the Vancouver, British Columbia area since 1986. During the past five years, Mr. Thornton served as a director of several U.S. and Canadian public companies listed on TSX Venture Exchange, Canadian Venture Exchange, and Over-the-Counter Bulletin Board (“OTCBB”) including:

•	Bonaventure Enterprises Inc., TSX Venture Exchange;
•	Consolidated Odyssey Exploration Inc., TSX Venture Exchange;
•	Caesar’s Explorations Inc., Canadian Venture Exchange;
•	Goldnev Resources Inc., TSX Venture Exchange;
•	Knightsbridge Resources Inc., OTCBB;
•	Fairchild International Corp., OTCBB; and
•	Patch International Inc., OTCBB.

Daniel R. Ash.  On July 24, 2008, Mr. Ash was appointed a member of our board of directors and    as our Chief Executive Officer, President and Secretary. Since July of 2006 he has devoted his full time efforts to the development of CelLynx and its products. Mr. Ash has more than 20 years experience in the wireless industry with senior management roles in new product development, engineering, off-shore manufacturing and global operations.  From 1999 to 2006 Mr. Ash held senior positions at Powerwave Technologies, a manufacturer of RF amplifiers and antennae. From 1991 to 1999, Mr. Ash held senior positions with Hewlett Packard and was responsible for the transfer of RF cell phone amplifier modules to high volume production in Malaysia ramping production to over one million amplifiers per month.  Early in his career, Mr. Ash worked in the electronic defense industry for Teledyne Microwave and Narda Microwave. He worked on several missile projects and was considered by many to be one of the industry experts in millimeter wave electronics.

Tareq A. Risheq.  On July 24, 2008, Mr. Risheq was appointed our Chief Strategy Officer.  Mr. Tareq has agreed to be a member of our board of directors.  He has over 20 years experience in the Consumer Electronics and Information Technology industries.  Mr. Risheq, founded Simpliciti Corporation, where, from 2002 to 2004, he took a PDA product from concept to volume manufacturing and nationwide distribution to major retailers.  Simpliciti was featured in the Wall Street Journal as well as most of the other national media outlets. Mr. Risheq also established a direct sales organization in Saudi Arabia and grew that firm to $30M in revenues within three years.  He holds a Bachelor of Science degree in Business/Management from Bradley University.

Kevin Pickard.  On July 24, 2008, Mr. Pickard was appointed our Chief Financial Officer and Treasurer.  Since 1998, Mr. Pickard has been a principal officer and owner of Pickard & Green CPAs (formerly Pickard & Company, CPA’s, P.C.), an accounting firm formed by Mr. Pickard that specializes in providing SEC accounting and other management consulting services for small to medium sized companies, including preparing required SEC filings for public companies, due diligence on potential acquisitions, preparing projections and business plans, assisting with restructuring of companies, and positioning companies for initial public offerings. Mr. Pickard also currently serves as the interim President for Universal Guardian Holding, Inc., a company that trades on the Pink Sheets, and as interim CFO for Signalife, Inc., a company that trades on the American Stock Exchange.  Mr. Pickard was a Partner with Singer Lewak Greenbaum & Goldstein, LLP, from 1996 to 1998, where he co-managed the firm’s securities practice group. Mr. Pickard also spent over nine years with Coopers & Lybrand, L.L.P. (currently PricewaterhouseCoopers, LLP), where he focused on the auditing companies in the insurance, high-tech and manufacturing industries.  Mr. Pickard holds Bachelors of Science and Masters degrees in Accounting from Brigham Young University.

Robert J. Legendre.  Mr. Legendre has agreed to be a member of our board of directors.  Mr. Legendre brings 25 years of global experience in all aspects of operations management including supply chain management, global operations, captive and contracted offshore manufacturing, NPI management, research & development, engineering development, and sales & marketing. Mr. Legendre held several senior level positions including Sr. Vice President of Global Operations and President of Asia & America's Strategic Business Unit for Powerwave Technologies. He has also held Sr. Management positions in operations and supply chain with Infocus Corporation, Pemstar Corporation and Western Digital, where he managed operations and supply chain in many global locations including Puerto Rico, Singapore and Malaysia. Mr. Legendre has a Bachelor of Science degree in Business from LaSalle University.

Norman W. Collins, Sr.  Mr. Collins has agreed to be a member of our board of directors. Since June of 2003, Mr. Collins has been Director and President of Collins & Associates, a Delaware corporation providing consulting services to corporations as well as legal services in the form of Mediation and Arbitration of corporate disputes.  He is admitted to the Tennessee Bar and is a Certified Mediator and Arbitrator in Georgia and a Certified Mediator in North Carolina and the District of Columbia.  Between 2003 and 2007 Mr. Collins also served as the Executive Director of the Living Memorial Tree Foundation, a New York non-profit organization dedicated to the creation of a memorial to the victims of 9/11. Since May of 2006, Mr. Collins has also served as Director and CEO of Upgrade International, a Washington technology corporation.  Prior positions include Director and CEO of several non-reporting companies either in the development stage or with revenues exceeding $30 Million.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors, executive officers and proposed directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Except as provided below, none of our directors, proposed directors or executive officers has, during the past five years:

(a)
Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)
Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)
Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

In January 2008, Mr. Pickard became interim President of Universal Guardian Holding, Inc. (“UGH”) to assist the Board of Directors in disposing of UGH’s assets to repay UGH’s bondholders.  UGH was not successful in selling its assets and on June 23, 2008, the Board of Directors elected to voluntarily file for Chapter 7 bankruptcy protection.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Company

Other than the transactions under the amended share exchange agreement as more fully described in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2008 and the related party transactions of our subsidiary CelLynx that are described below, during our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last three fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

CelLynx

On October 1, 2007, CelLynx granted to Robert J. Legendre, options to purchase 9,725,991 shares of CelLynx’s common stock at an exercise price of $0.09 per share in exchange for executive management services rendered as a consultant.  Upon the closing of the Share Exchange Agreement, this option was converted into  an option to purchase 12,234,608 shares of Norpac’s common stock at an exercise price of $0.0715 per share.

On March 27, 2007, CelLynx entered into a two-year convertible promissory note with Daniel R. Ash and Tareq Risheq in the amount of $20,000 each in exchange for cash leant to CelLynx.  The unpaid principal balance accrues interest at a rate of 4% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days.  The note and accrued interest is convertible into CelLynx common stock at a conversion rate of $0.01 per share.  Upon the closing of the Share Exchange Agreement, these notes were converted into notes of Norpac at a conversion rate $0.0079 per share.

On October 25, 2007, CelLynx entered into a two-year convertible promissory note with Mssrs. Ash and Risheq in the amount of $10,000 each in exchange for cash leant to CelLynx.  The unpaid principal balance accrues interest at a rate of 4% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days.  The note and accrued interest is convertible into CelLynx common stock at a conversion rate of $0.10 per share.  Upon the closing of the Share Exchange Agreement, these notes were converted into notes of Norpac at a conversion rate $0.0795 per share.

On February 12, 2008, CelLynx entered into a Stock Purchase Agreement with Norman W. Collins under which CelLynx issued an aggregate of 1,111,111 shares of common stock in exchange for an investment of $100,000.  Pursuant to the Stock Purchase Agreement, 100,000 shares were delivered to Mr. Collins and 1,011,111 shares were held in escrow and automatically cancelled upon the closing of the Share Exchange Agreement.  The remaining 100,000 shares were converted into 125,793 shares of Norpac.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC.  Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

DIRECTOR INDEPENDENCE

Our common stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements.  Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if, at any time during the past three years, he or she was employed by the Company or any parent or subsidiary of the Company.  Prior to July 24, 2008, John P. Thornton acted as our sole executive officer and sole director and therefore is not considered to be independent.  Daniel Ash, being an executive officer and a director is not considered to be independent.

Upon the appointment of the Proposed Directors, Norman W. Collins, Sr. will be an independent director.

 AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company does not have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees of the Company’s Board of Directors.  As a result, the Company’s entire Board of Directors performs these functions.  As the Company’s Board of Directors has, to date, consisted of only two directors, the Company’s Board of Directors felt that it was unnecessary to create separately designated director committees. In evaluating director candidates, the Company’s Board of Directors takes into account the entire background of the particular candidate, including his or her business experience, specialized skills or experience possessed by the particular candidate, and the candidate’s integrity and reputation.  Executive officer and director compensation is also determined by examining the entirety of the circumstances, including the experience and responsibilities of the particular individual as well as the amount of time devoted to the Company’s business.

The Company’s Board of Directors does not have a fixed policy regarding the consideration of director candidates recommended by stockholders and has not provided a process for stockholders to nominate director candidates.  As the Company is still in the early stages of developing its business, the Company’s Board of Directors feels that it is inappropriate at this time for the Company to consider candidates submitted by its stockholders at this time.

The Company does not currently have a person who qualifies as an “audit committee financial expert” on its Board of Directors.  The Company’s Board of Directors believes that the cost of appointing an audit committee financial expert to its Board of Directors is prohibitive at this time.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the last full fiscal year and all actions taken by the board of directors were taken by consent resolution.  As such, every member of the Company’s board of directors participated in decisions made by the board.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors.  Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table summarizes all compensation recorded by the Company in the most recent last fiscal year for its principal executive officer, each of its other two most highly compensated executive officers serving as such whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of the Company at the end of its fiscal year. Such officers are referred to herein as the Company’s “Named Executive Officers.”

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compen- sation	Non- qualified Deferred Compen- sation Earnings	All Other Compen- sation ($)	Total ($)
Daniel R. Ash,(1) President, CEO, COO and Secretary and Director	2007	30,000	-	63,333(3)	-	-	-	-	93,333
	2006	-	-	120,000(3)	-	-	-	-	120,000
John P. Thornton(2) Former President, Former CEO, Former CFO, Former Secretary and Former Treasurer and Director	2007	12,000	-	-	-	-	-	-	12,000
	2006	2,500	-	-	-	-	-	-	12,000

Notes:

(1)	Daniel R. Ash became our President, Chief Executive Officer, Chief Operating Officer, Secretary and Director on July 24, 2008 in connection with the Share Exchange.

(2)	John P. Thornton became our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer on June 7, 2006 and resigned those offices on July 24, 2008.

(3)	The value of the stock award was determined based on the fair market value of the services performed.

OUTSTANDING AWARDS AT FISCAL YEAR-END

There were no unexercised options, stock that has not vested or equity incentive plan awards for any of our named executive officers outstanding as of the end of our last completed fiscal year.

EMPLOYMENT CONTRACTS

We paid Mr. Thornton a fee of $1,000 per month for acting as our executive officer and director.

The Board of Directors of CelLynx approved a compensation package for Mr. Ash that provides for an annual base salary of $170,000 and a bonus plan that can amount to up to 30% of the annual base salary based upon meeting certain performance criteria.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

NORPAC TECHNOLOGIES, INC.

/s/ Daniel R. Ash
Daniel R. Ash Chief Executive Officer, President and Secretary
Dated: August 1, 2008